ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited - prepared by Management)

1

2003

Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

Telephone: 604.684.2285 Facimile: 604.684.8887 Toll Free: 1.800.789.ATNA email: atna@atna.com www.atna.com

REPORT TO SHAREHOLDERS

During the first quarter, Atna took steps to bolster its financial position through the acquisition of the royalty assets of Diepdaume Mines Limited. It also continued to add to its portfolio of gold properties in the Northern Nevada Rift, near Carlin and Battle Mountain.

An agreement in principle was reached with Diepdaume Mines and Patrick Sheridan to acquire Diepdaume’s gold royalty assets by issuing 11,200,000 Atna shares. The royalty assets derive from Diepdaume’s Preston mine, which is now part of Placer Dome’s gold mining operation in Timmins, Ontario. They have an undiscounted cash value of approximately $3,500,000, meaning that Atna shares are valued at more than $0.31 per share for the transaction. The final agreement is subject to approval by disinterested shareholders of Atna, final Board approval of both companies, and approval by applicable regulatory authorities.

Atna concluded agreements to acquire the Sno and Clover properties during the quarter, which along with Golden Cloud and Beowawe, adds to our position of highly prospective bonanza gold prospects in the Northern Nevada Rift. Each of the prospects is located in volcanic and structural settings similar to nearby operating or developing gold mines (Ken Snyder, Mule Canyon, Ivanhoe), and each is characterized by anomalous gold geochemistry including high-grade gold occurrences, and extensive hydrothermal alteration. Several major mining companies, including Newmont, Placer Dome, and Hecla are actively exploring properties adjacent to Atna’s projects. Fieldwork carried out by Atna during the quarter includes data compilation, geophysical surveys, geochemical sampling, and geological mapping, all of which has defined a number of specific drill targets. Permitting for drill roads and pads has been initiated and is expected to enable us to begin drilling in June.

Geophysical surveys will begin over the Triple Junction and Dixie Fork properties in the South Carlin Rain district as soon as weather permits, probably in late May. Both of these properties are Carlin style, sediment hosted gold prospects with anomalous gold occurrences and strong jasperoidal quartz alteration.

All our fieldwork in Nevada is designed to bring the prospects to drill ready stage. As we continue to add value to the properties, we are soliciting interest and pursuing discussions with a number of parties on the possibility of joint venturing our prospects. We recognize that the largest value addition comes from a good drill intercept and we will not hesitate to drill good targets.

We continue to minimize expenditures on our massive sulphide resource properties in the Yukon, including Wolverine, Marg and Wolf, while maintaining them in good standing and looking for opportunities to add value in the near term.

ON BEHALF OF THE BOARD OF DIRECTORS

By /s/ David H. Watkins

David H. Watkins

President & C.E.O.

Management's Discussion and Analysis of Financial Condition

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and the related Management Discussion and Analysis for the years ended December 31, 2002, 2001 and 2000.

Liquidity

The cash balance decreased from $3,687,711 to $2,794,714 from December 31, 2002 to March 31 2003, a difference of $892,997. In the same period of the prior year, the cash balance decreased from $7,735,343 to $6,899,809, a decrease of $835,534.

Operations

The loss from operations increased from $471,592 in 2002 to $503,480 during the same period in the current year. If the impact of the disposition of assets is excluded, the loss from operations increased from $403,210 in 2002 to $508,270 in 2003. This increase was due mainly to the spending on exploration of the Cerro Negro property in Chile, which was subsequently dropped and returned to its owners.

Interest income decreased from $23,408 in 2002 to $16,668 during the current interim period due to the decrease in the balance of cash and cash equivalents.

General and administrative expenditures decreased from $201,962 in 2002 to $136,829 during the current year due primarily to the effect of downsizing at the Company’s office in Canada during the last quarter of 2002.

Exploration and business development expenditures increased from $225,686 in 2002 to $331,448 during the same period in 2003. $200,213 of the 2003 amount was due to exploration costs incurred on the Cerro Negro Property in Chile, which the Company subsequently dropped. If the exploration costs incurred on the Cerro Negro property are excluded, aggregate exploration and business development expenditures were $131,235 as compared to $225,686 for the 2002 interim period. This decrease in exploration and business development expenditures was due primarily to the Company’s focus on exploring its Nevada properties during the period.

Investing and Financing

During the quarter ended March 31, 2003, no funds were raised through equity financings.

Total acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing decreased from $300,763 in 2002 to $221,689 during the current interim period. During the current period the Company issued an aggregate of 100,000 common shares at a deemed price of $0.27 per share pursuant to the terms of property acquisition agreements.

ATNA RESOURCES LTD.

Interim Consolidated Balance Sheets

Canadian Funds

	As at Mar.31, 2003 (Unaudited)	As at Dec.31, 2002 (Audited)

ASSETS

Current
Cash and cash equivalents	$2,794,714	$3,687,711
Amounts receivable	25,803	59,717
Marketable securities (note 3)	71,200	53,360
Prepaid expenses	26,370	27,673
	2,918,087	3,828,461
Value-added tax receivable	185,597	181,317
Capital assets	87,889	69,301
Resource properties	9,174,295	8,952,606
	$12,365,868	$13,031,685

LIABILITIES

Current
Accounts payable	163,442	352,779

SHAREHOLDERS' EQUITY
Share capital (note 4)	34,078,138	34,051,138
2003 - 21,857,037 shares
2002 - 21,757,037 shares
Deficit	(21,875,712)	(21,372,232)
	12,202,426	12,678,906
	$12,365,868	$13,031,685

APPROVED BY THE BOARD OF DIRECTORS

By /s/ Glen D. Dickson             By /s/ David H. Watkins

Glen D. Dickson                     David H. Watkins

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Canadian Funds

(Unaudited)

	For the three months ended March 31,
	2003	2002

REVENUE
Interest and other income	$16,668	$23,408

EXPENSES
Amortization	4,978	3,489
Exploration and business development	331,448	225,686
Listing and transfer agent fees	13,170	12,028
Office	14,345	19,969
Professional fees	18,631	43,143
Rent and services	14,560	17,776
Shareholder communications	40,497	42,657
Wages and benefits	35,626	66,389
Foreign exchange (gain) loss	51,683	(4,519)
Net (gain) loss on asset dispositions	(4,790)	68,382
	520,148	495,000

Net loss for the period	503,480	471,592

Deficit, beginning of period	21,372,232	16,098,463

Deficit, end of period	$21,875,712	$16,570,055

Loss per share	$0.02	$0.02

Weighted-average number of common shares outstanding	21,789,259	21,757,037

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Canadian Funds (Unaudited)

	For the three months ended March 31,
	2003	2002

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(503,480)	$(471,592)
Net adjustment for items not involving cash	188	71,871
	(503,292)	(399,721)
Changes in non-cash working capital components:
Amounts receivable	33,914	(3,046)
Prepaid expenses	1,303	770
Accounts payable	(189,337)	(93,320)
Value-added tax receivable	(4,280)	(14,916)
	(661,692)	(510,233)

INVESTING ACTIVITIES
Acquisition of resource properties*	(99,415)	(159,400)
Exploration and development	(95,274)	(141,363)
Purchase of assets	(36,616)	(24,538)
	(231,305)	(325,301)

Net decrease in cash and cash equivalents	(892,997)	(835,534)

Cash and cash equivalents - beginning of period	3,687,711	7,735,343

Cash and cash equivalents - end of period	$2,794,714	$6,899,809

* Supplementary Cash Flow Disclosures

The Company issued 100,000 common shares at a deemed price of $0.27 per share pursuant to the terms of the Golden Cloud and Beowawe property acquisition agreements.

See accompanying notes

ATNA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2003 and 2002

(Unaudited)

1.   Nature of Operations

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon its being able to develop a commercial ore body, to finance the required exploration and development costs, and to acquire environmental, regulatory and other such permits as may be required for the successful development of the property.

2.   Significant Accounting Policies

The accompanying financial statements for the interim periods ended March 31, 2003 and 2002 are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (consisting of generally normal recurring accruals) necessary for the fair presentation of the Company's financial position, operations and cash flows for the interim periods presented. These interim financial statements should be read in conjunction with the Company's annual financial statements, including the notes thereto, as at and for the year ended December 31, 2002.

3.   Marketable Securities

As at March 31, 2003, the Company holds the following marketable securities:

	Number of Shares	Market Value March 31, 2003	Net Book Value March 31, 2003

Novicourt Inc.	20,000	26,200	26,200
Doublestar Resources Ltd.	100,000	53,000	45,000
		$79,200	$71,200

4.    Share Capital

(a)   Authorized: 100,000,000 common shares without par value.

(b)   Issued and fully paid:

	No. of Shares	Amount
Outstanding at December 31, 2002	21,757,037	$34,051,138
Issued for mineral properties	100,000	27,000
Outstanding at March 31, 2003	21,857,037	$34,078,138

 (c)   Stock Options and Warrants Outstanding at March 31, 2003:

Stocks options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant. At March 31, 2003, the Company had stock options outstanding for 2,895,000 common shares.

	Options	Weighted-Average Exercise Price $	Expiry Date Range
Options outstanding at 12/31/02	2,945,000	0.64	06/16/03 to 12/05/05
Cancelled	(150,000)	0.64	06/16/03 to 06/14/04
Granted	100,000	0.29	02/06/06
Options outstanding at 03/31/03	2,895,000	0.58	06/16/03 to 02/06/06

If the Company accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended March 31, 2003 would be as follows:

Net loss for the period
As reported	$ 503,480
Compensation expense	8,540
Pro-forma net loss for the period	$ 512,020

Loss per share
As reported and pro-forma	$ 0.02

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest of 3.82%; an expected life of three years; an expected volatility of 33% and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

As at March 31, 2003, 710,000 Warrants are outstanding, exercisable at a price of $0.74 per share prior to April 19, 2005.

5.   Mineral Properties

The aggregate balances of deferred costs to date by property are as follows:

	3/31/2003	12/31/2002
CANADA
Yukon
Wolverine Property	$5,624,506	$5,624,478
Wolf Property	1,686,001	1,686,001
Marg Property	381,453	381,453
British Columbia
Ecstall Property	292,428	292,428
White Bull Property	153,089	153,089
Uduk Property	10,689	10,689
UNITED STATES
Arizona
Lone Pine Property	353,743	353,743
Nevada
Triple Junction and Dixie Fork Properties	92,626	72,310
Golden Cloud Property	169,616	68,302
Beowawe Property	123,099	45,646
Clover Property	15,955	-
Sno Property	6,624	-
CHILE
Chañarcillo - Lo Castillo	1	1
Celeste	9,753	9,753
OTHER PROPERTIES	254,713	254,713
TOTAL RESOURCE PROPERTIES	$9,174,295	$8,952,606

Current Property Transactions

a.      Clover Property, Nevada, USA

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest on the Clover property by making a cash payment of US$20,000. Production from the property is subject to a 3% Net Smelter Royalty. The royalty can be purchased for US$1,000,000 per percentage point. To exercise the option, the Company must make additional annual payments, which would accumulate to a total of US$285,000 on March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) plus 5% of all future expenditures (capped at US$500,000) made by the Company on the Clover Property.

b.    Beowawe Property, Nevada, USA

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest on 40 acres of fee land adjacent to the main Beowawe claim group by making a cash payment of US$5,000. The property is subject to a 3% royalty on gold revenue, which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company must make additional annual payments, to an aggregate total of US$37,500 prior to December 1, 2006. Thereafter, the Company will pay a minimum royalty of US$5,000 on every December 1 anniversary.

6.    SEGMENTED INFORMATION

The Company operates in one industry segment - the exploration and development of mineral properties.

7.    SUBSEQUENT EVENTS

a.    In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest on the Sno property in Elko County, Nevada, by making a cash payment of US$15,000 (paid). The property is subject to a 3% Net Smelter Royalty on gold revenue, less US$15 per realized ounce. To exercise the option, the Company must make additional payments totalling US$280,000 prior to April 10, 2008, issue 50,000 common shares to the Optionor upon the acceptance of the agreement by the Toronto Stock Exchange, and carry out a minimum 2,000m of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make annual advance royalty payments of US$100,000 until the commencement of commercial production.

b.    At the Company’s Annual and Extraordinary General Meeting held on May 20, 2003, the disinterested shareholders voted to approve acquisition of the royalty assets of Diepdaume Mines Limited and change of control by issuing up to a maximum of 15,000,000 common shares of the Company.

c.    The Company granted an employee 10,000 stock options, exercisable at a price of $0.255 per share prior to November 30, 2003.